UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company (Issuer))

BHC LYON MERGER SUB, INC.

a wholly owned subsidiary of

BAUSCH HEALTH AMERICAS, INC.

a wholly owned subsidiary of

BAUSCH HEALTH COMPANIES INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

Seana Carson

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada H7L 4A8

Telephone: (800) 361-1448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067-1725

Telephone: (310) 712-6630

Scott B. Crofton

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Telephone: (212) 558-4682

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form of Registration No.	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Common Stock, par value $0.0001 per share, of DURECT Corporation (“DURECT”) by BHC Lyon Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Bausch Health Americas, Inc., which is a wholly owned subsidiary of Bausch Health Companies Inc. (“BHC”).

Additional Information

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of the common stock of DURECT or any other securities. At the time the tender offer is commenced, we will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and DURECT will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials and all other documents filed by, or caused to be filed by, BHC and DURECT with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Corporate Governance—SEC Filings” section of our investor website at https://ir.bauschhealth.com/, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from DURECT under the “SEC Filings” section of DURECT’s investor website at https://www.durect.com/investors/.

Forward-Looking Statements

This communication may contain forward-looking statements about the proposed transaction with DURECT (the “Transaction”) and the future performance of Bausch Health, which may generally be identified by the use of the words “anticipates,” “hopes,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “believes,” “subject to” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results are subject to other risks and uncertainties that relate more broadly to Bausch Health’s overall business, including those more fully described in Bausch Health’s most recent annual report on Form 10-K and detailed from time to time in Bausch Health’s other filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, which factors are incorporated herein by reference. In addition, such risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the consummation of the proposed Transaction; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the failure to obtain requisite stockholder approval of DURECT, the effect of the announcement or pendency of the Transaction on Bausch Health’s ability to maintain relationships with customers, suppliers, and other business partners; the impact of the Transaction if consummated on Bausch’s business, financial position and results of operations, including with respect to expectations regarding margin expansion, accretion and deleveraging; and risks relating to potential diversion of management attention away from Bausch Health’s ongoing business operations. Additional information regarding certain of these material factors and assumptions may be found in the Company’s filings described above as well as the filings made in connection with the Transaction described below. These forward-looking statements speak only as of the date hereof. Bausch Health undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Item 12. Exhibits

Exhibit 99.1	Excerpted transcript of applicable portions of BHC’s Second-Quarter 2025 Earnings Presentation, dated July 30, 2025.